Filed by Millennium Chemicals Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                     Subject Company:  Millennium Chemicals Inc.
                            Form S-4 Registration Statement File No.: 333-114877

Date:    July 8, 2004

This filing contains the text of an announcement sent to all employees of Millennium on July 8, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

[Millennium Chemicals logo]                             INTEGRATION TEAM NOTES


From:       Marie Dreher, Myra Perkinson,               Date:       July 8, 2004
            Gus Williamson

Subject:    ADDITIONAL ORGANIZATION ANNOUNCEMENT        Location:   Hunt Valley

To:         All Employees

We are pleased to announce additional planned leadership assignments for two functions that will support the TiO2 business after the closing of our proposed transaction with Lyondell.

Upon the close of the proposed transaction, it is anticipated that Corey Siegel will continue in his position as Vice President, Tax, Millennium. Corey will report to Allen Holmes, Vice President, Tax and Real Estate, Lyondell, to ensure that the tax activities of the two organizations are appropriately coordinated. Corey and his organization will have primary responsibility for the tax planning and tax audit functions of Millennium, including support for the TiO2 business. The Millennium tax audit function will remain in Red Bank, New Jersey, and will have primary responsibility for the tax audits relating to all tax years through the close of the proposed transaction. The Millennium tax reporting and compliance functions in Hunt Valley, Maryland, will remain in place for such time as is necessary to substantially complete the necessary governmental filings for all years through the close of the proposed transaction. Thereafter, the Hunt Valley tax reporting and compliance functions will be integrated into and relocated to Houston.

Bill McEnroe will become Regional Manager, HSE, TiO2, and will have primary responsibility for the support of Health, Safety and Environment (HSE) for the TiO2 business. Bill will report to Karen Swindler, GM & Divisional VP, Responsible Care, Lyondell, with a dotted line reporting relationship to Brian Goedke when he becomes Vice President of the global Manufacturing organization for TiO2 at the time of closing. Overall HSE direction and strategy will continue to be provided from Lyondell.

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell's and Millennium's respective shareholders, amendments to Lyondell's and Millennium's respective credit facilities and the parties' ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Millennium's results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium's Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004 (the "Amended Millennium 10-K"), Millennium's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 14, 2004, and Lyondell's Amendment No. 1 to its registration statement containing the preliminary joint proxy statement/prospectus in connection with the proposed transaction, which was filed with the SEC on June 18, 2004. Millennium disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, in connection with the proposed transaction Lyondell and Millennium have filed relevant materials with the SEC, including Lyondell's Amendment No. 1 to its registration statement containing a preliminary joint proxy statement/prospectus, which was filed on June 18, 2004. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell's and Millennium's common stock when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY LYONDELL OR MILLENNIUM BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC for free at the SEC's web site at www.sec.gov. The preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium's Investor Relations department at (410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell's executive officers and directors is available in its proxy statement and in its Amendment No. 1 to its registration statement filed with the SEC by Lyondell on March 16, 2004, and June 18, 2004, respectively, and information regarding Millennium's directors and its executive officers is available in the Amended Millennium 10-K and Lyondell's Amendment No. 1 to its registration statement filed with the SEC on June 18, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC.